FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	August	2011
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	RIM Announces BlackBerry Management Center for Small Business	2

Document 1

Aug 15, 2011

RIM Announces BlackBerry Management Center for Small Business

Free Online Service Helps Small Businesses Centrally Manage and Protect BlackBerry Smartphones in the Cloud

Waterloo, ON - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced BlackBerry® Management Center – a free online service* for small businesses to centrally manage company- or employee-owned BlackBerry® smartphones in the cloud and protect business-related content stored on the handsets. The service is designed for businesses with up to 100 BlackBerry smartphones that access email services from an Internet service provider (ISP) or web-based email services like Gmail, Hotmail, and Yahoo!.

“We are pleased to introduce RIM’s latest cloud service designed specifically for small businesses,” said Alan Panezic, Vice President, Enterprise Product Management at Research In Motion. “BlackBerry Management Center is a free service and an effective way to centrally manage and support employees’ BlackBerry smartphones in the cloud.”

BlackBerry Management Center makes it easy to manage company- or employee-owned smartphones in the cloud, and helps to minimize risk from lost or stolen handsets to keep business moving forward. Small businesses can use the service to:

-	Wirelessly back up BlackBerry smartphones automatically on a daily, weekly or monthly basis to aid in the recovery of lost business-related content stored on the handset

-	Protect content on an employee’s lost or stolen BlackBerry smartphone by remotely locking it and, if necessary, wiping the contents, including the microSD card

-	Locate a lost BlackBerry smartphone by remotely locking it, initiating a loud ring, and displaying a message on the Home screen

-	Easily restore the settings and content on a new or replacement device

-	Reset a password

BlackBerry Management Center is available today at  www.blackberry.com/managementcenter.

* Subject to availability and local regulatory restrictions.

About Research In Motion

Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	August 15, 2011	By:	\s\ Edel Ebbs
(Signature)
Edel Ebbs Senior Vice President, Investor Relations